SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated January 12, 2004, announcing that a heart-failure patient in Germany became the 1500th recipient of a Novacor(R) LVAS (left ventricular assist system).

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release
For Immediate Release

                     WORLDHEART ANNOUNCES MEDICAL MILESTONE
                     Surgeons IMPLANT 1500th Novacor(R) LVAS

OAKLAND, CA - January 12, 2004 (OTCBB: WHTOF, TSX: WHT) -World Heart Corporation (WorldHeart or the Company) today announced that a heart-failure patient in Germany became the 1500th recipient of a Novacor(R) LVAS (left ventricular assist system) . O.A. Dr. Latif Arusoglu, Department for Thorax and Heart Surgery at the Heart and Diabetes Center in Bad Oeynhausen, Germany carried out the implant.

"We have implanted more than 100 Novacor LVAS devices at our clinic to support patients who would otherwise be at very high risk of death due to heart failure. We have been very pleased with the results for our patients and expect an increasing rate of use of Novacor in 2004. This 1500th patient is doing well after the implant and we expect the patient to return home in the next few days," said O.A. Dr. Aly El-Banayosy, Department for Thorax and Heart Surgery at the Heart and Diabetes Center in Bad Oeynhausen, Germany.

Roderick M. Bryden, WorldHeart's President and CEO, commented on this significant milestone: "The medical team in Bad Oeynhausen is an important part of the nearly two-decade clinical history of the Novacor LVAS, having implanted more than 100 of these devices at their prestigious center. There have been no recipient deaths attributed to device failure in 1,500 implants to date. Our data for the Novacor LVAS demonstrates a significant survival benefit, well-characterized efficacy, and unmatched multi-year reliability and durability."

More than 90% of the 1,500 Novacor LVAS devices implanted were intended to support the recipient until a donor heart was available for transplantation. Novacor LVAS has an industry- leading record for reliability and durability with one recipient supported for close to six years, three for over four years, 14 for over three years, 35 for over two years, and 131 for over one year - statistics unmatched by any other implanted electromechanical cardiac assist device on the market.

About 550,000 new cases of congestive heart failure are diagnosed in the United States each year, five million Americans already have the condition, and there are fewer than 2,500 available donor hearts. Heart failure, the heart's inability to pump enough blood through the body, is directly responsible for almost 53,000 deaths annually and is a contributing factor in the deaths of approximately another 215,000 Americans, according to the National Heart, Lung, and Blood Institute. "Supply will never out pace the demand for donor hearts therefore it is necessary to find long-term alternatives to transplantation to help extend the lives of the millions of people suffering from heart failure," stated Mr. Bryden.

WorldHeart recently announced that, subject to approval by the Food and Drug Administration (FDA) it intends, to conduct a Pivotal Trial in approximately 40 centers in the United States, in which Novacor LVAS will be compared to Thoratec Corporation's HeartMate(R) XVE LVAS

(left ventricular assist system) for use as Destination Therapy in patients suffering from irreversible left ventricular failure who are not transplant candidates.

In the United States, the FDA is currently reviewing WorldHeart's Pre-Market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

About Novacor(R) LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About WorldHeart Corporation

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (left ventricular assist system) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM) , is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:

Doug Hillier
VP of Marketing and Sales
World Heart Corporation
(510) 563-5000
www.worldheart.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              World Heart Corporation

Date:  January 16, 2004                       By: /s/ Mark Goudie
                                                 -------------------------------
                                                 Name:   Mark Goudie
                                                 Title:  Chief Financial Officer